UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(l) or 13(e)(l) of the Securities Exchange Act of 1934

(Amendment No. 1)

SAGE THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

SAPHIRE INC.

(Offeror)

A Wholly Owned Subsidiary of

SUPERNUS PHARMACEUTICALS, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

78667J108

(CUSIP Number of Class of Securities).

Timothy C. Dec

Senior Vice President and Chief Financial Officer

Supernus Pharmaceuticals, Inc.

9715 Key West Ave

Rockville, Maryland 20850

Telephone: (301) 838-2500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark I. Gruhin, Esq.

George A. Naya, Esq.

Saul Ewing LLP

1919 Pennsylvania Avenue NW

Suite 550

Washington, DC 20006

Telephone: (202) 333-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-l.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 2, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by (a) Saphire, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Supernus Pharmaceuticals, Inc., a Delaware corporation (“Supernus”), and (b) Supernus. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Sage Therapeutics, Inc., a Delaware corporation (“Sage”), in exchange for (a) $8.50 per Share, net to the seller in cash, subject to any withholding of taxes and without interest (the “Closing Amount”), plus (b) one non-transferable and non-tradable contingent value right per Share (a “CVR”), which represents the right to receive the Milestone Payments (as defined in the Offer to Purchase dated July 2, 2025 (together with any amendments, supplements or modifications thereto, the “Offer to Purchase”)), which amounts will become payable, if at all, if specified milestones are achieved prior to the applicable Milestone Deadline Date (as defined in the Offer to Purchase) (the Closing Amount plus one CVR collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (together with any amendments, supplements or modifications thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, (which the Offer to Purchase, Letter of Transmittal and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 4 and 11.

The Offer to Purchase and Items 4 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding a new paragraph at the end of Section 15 - "Conditions of the Offer" of the Offer to Purchase to read as follows:

"The Regulatory Condition has been satisfied by the expiration of the HSR Act waiting period, effective July 25, 2025 at 11:59 p.m. Eastern Time."

The Offer to Purchase and Items 4 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding a new paragraph at the end of Section 16 - "Certain Legal Matters; Regulatory Approvals - Antitrust Compliance" of the Offer to Purchase to read as follows:

"The waiting period applicable to the Offer under the HSR Act expired effective July 25, 2025 at 11:59 p.m. Eastern Time. Accordingly, the Regulatory Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15 - "Conditions of the Offer" of the Offer to Purchase."

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Index No.

(a)(5)(C)	Press Release issued by Supernus Pharmaceuticals, Inc. on July 28, 2025.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2025

Saphire Inc.

By:	/s/ Jack A. Khattar
Name:	Jack A. Khattar
Title:	President and Treasurer

Supernus Pharmaceuticals, Inc.

By:	/s/ Timothy C. Dec
Name:	Timothy C. Dec
Title:	Senior Vice President and Chief Financial Officer